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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 10)*
RedEnvelope, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
75733R 60 1 (CUSIP Number)

Scott Galloway
42 W. 15th Street, #2
New York, NY 10011
(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 22201
(202) 637-8575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 27, 2005 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            75733R 60 1

1.	Names of Reporting Persons: Scott Galloway I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares		7.	Sole Voting Power: 1,356,790
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power: 1,356,790

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,356,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 15.1(1)

14.	Type of Reporting Person (See Instructions): IN

(1)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

CUSIP No.            75733R 60 1

1.	Names of Reporting Persons: R. Ian Chaplin I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 408,701(1)
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 408,701(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 408,701(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 4.5(2)

14.	Type of Reporting Person (See Instructions): IN

(1)  These shares are held jointly by Mr. Chaplin and his spouse.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005

CUSIP No.            75733R 60 1

1.	Names of Reporting Persons: Michael L. Meyer I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares		7.	Sole Voting Power: 65,066
Beneficially
Owned by Each		8.	Shared Voting Power: 9,103(1)
Reporting
Person With		9.	Sole Dispositive Power: 65,066

		10.	Shared Dispositive Power: 9,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 74,169(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 0.8(2)

14.	Type of Reporting Person (See Instructions): IN

(1)  Includes 9,103 shares held of record by Mr. Meyer's spouse.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005

CUSIP No.            75733R 60 1

1.	Names of Reporting Persons: Firebrand Partners, LLC I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares		7.	Sole Voting Power: 1,124,912
Beneficially
Owned by Each		8.	Shared Voting Power: 0
Reporting
Person With		9.	Sole Dispositive Power: 1,124,912

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11): 12.5(1)

14.	Type of Reporting Person (See Instructions): OO

(1)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

CUSIP No.            75733R 60 1

1.	Name of Reporting Persons. Glenn J. Krevlin I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of Shares	7.	Sole Voting Power: 1,124,912
Beneficially
Owned by Each	8.	Shared Voting Power: 0
Reporting
Person With	9.	Sole Dispositive Power: 1,124,912

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 12.5(1)

14.	Type of Reporting Person (See Instructions): IN, HC

(1)
Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

  CUSIP No.            75733R 60 1

1.	Names of Reporting Persons: Krevlin Advisors, LLC I.R.S. Identification Nos. of above persons (entities only): 13-4153005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: 1,124,912
Beneficially
Owned by Each	8.	Shared Voting Power: 0
Reporting
Person With	9.	Sole Dispositive Power: 1,124,912

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 12.5(1)

14.	Type of Reporting Person (See Instructions): HC

(1)
Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

  CUSIP No.            75733R 60 1

1.	Name of Reporting Persons. GJK Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only): 13-4146739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: 0
Beneficially
Owned by Each	8.	Shared Voting Power: 1,124,912 (1)
Reporting
Person With	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 12.5(2)

14.	Type of Reporting Person (See Instructions): HC

(1)
GJK Capital Management LLC, is the general partner of one of the Class A members of Firebrand, LLC. The shares reported consist of the shares held by Firebrand Partners, LLC.
(2)
Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

  CUSIP No.            75733R 60 1

1.	Name of Reporting Persons. Glenhill Capital LP I.R.S. Identification Nos. of above persons (entities only): 13-4149785

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: 0
Beneficially
Owned by Each	8.	Shared Voting Power: 1,124,912 (1)
Reporting
Person With	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: ]1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 12.5(2)

14.	Type of Reporting Person (See Instructions): PN

(1)
Glenhill Capital LP is a Class A member of Firebrand Partners, LLC. The shares reported consist of the shares held by Firebrand Partners, LLC.
(2)
Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

  CUSIP No.            75733R 60 1

1.	Name of Reporting Persons. Glenhill Capital Overseas GP, Ltd. I.R.S. Identification Nos. of above persons (entities only): 98-0426124

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	EC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares	7.	Sole Voting Power: 0
Beneficially
Owned by Each	8.	Shared Voting Power: 1,124,912 (1)
Reporting
Person With	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 12.5(2)

14.	Type of Reporting Person (See Instructions): CO

(1)
Glenhill Capital Overseas GP, Ltd. is the general partner of one of the Class A members of Firebrand Partners, LLC. The shares reported consist of the shares held by Firebrand Partners, LLC.
(2)
Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

  CUSIP No.            75733R 60 1

1.	Name of Reporting Persons. Glenhill Capital Overseas Master Fund, L.P. I.R.S. Identification Nos. of above persons (entities only): 98-0426132

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 1,124,912 (1)
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11): 12.5(2)

14.	Type of Reporting Person (See Instructions): PN

(1)
Glenhill Capital Overseas Master Fund, L.P. is a Class A member of Firebrand Partners, LLC. The shares reported consist of the shares held by Firebrand Partners, LLC.
(2)
Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.'s Form 10-Q for the quarter ended July 3, 2005.

        This Amendment No. 10 amends (a) the Schedule 13D filed on June 30, 2004 (the "Initial Schedule 13D") by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the "Original Reporting Persons") relating to the common stock, par value $0.01 per share ("Common Stock") of RedEnvelope, Inc. (the "Issuer"), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Original Reporting Persons on July 12, 2004, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Original Reporting Persons on July 16, 2004, (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Original Reporting Persons on May 12, 2005, (e) Amendment No. 4 to the Initial Schedule 13D, filed by the Reporting Persons (as defined below) on May 31, 2005, (f) Amendment No. 5 to the Initial Schedule 13D, filed by the Reporting Persons on June 14, 2005, (g) Amendment No. 6 to the Initial Schedule 13D, filed by the Reporting Persons on June 17, 2005, (h) Amendment No. 7 to the Initial Schedule 13D, filed by the Reporting Persons on July 13, 2005, (i) Amendment No. 8 to the Initial Schedule 13D filed by the Reporting Persons on August 26, 2005, and (j) Amendment No. 9 to the Initial Schedule 13D filed by the Reporting Persons on September 15, 2005. References to this "Schedule 13D" are to the Initial Schedule 13D as amended by the aforementioned amendments.

        Amendment No. 4 to the Initial Schedule 13D added Firebrand Partners, LLC, a Delaware limited liability company ("Firebrand") and its affiliates (collectively, the "New Reporting Persons") as additional reporting persons. References in this Schedule 13D to the "Reporting Persons" are to the Original Reporting Persons and the New Reporting Persons collectively. Other capitalized terms used in this Amendment No. 10 without definition have the meanings given to them in the Initial Schedule 13D.

Item 2. Identity and Background.

Scott Galloway

(a)
Name: Scott Galloway

(b)
Address: 42 West 15th Street, No. 2, New York, NY 10011

(c)
Principal Occupation: Visiting Assistant Professor, New York University Leonard N. Stern School of Business, which has its principal business address at 44 West Fourth Street, New York, NY 10012

(d)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Citizenship: United States

R. Ian Chaplin

(a)
Name: R. Ian Chaplin

(b)
Address: 716 La Canada Street, La Jolla, CA 92037

(c)
Principal Occupation: Founder and Vice President of Product Development, Bidshift, Inc., which has its principal business address at 5414 Oberlin Drive, Suite 240, San Diego, California 92121

(d)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Citizenship: United States

Michael L. Meyer

(a)
Name: Michael L. Meyer

(b)
Address: 18101 Van Karman, Suite 1050, Irvine, CA 92612

(c)
Principal Occupation: Chief Executive Officer of Michael L. Meyer Company, which has its principal business address at 18101 Van Karman, Suite 1050, Irvine, CA 92612

(d)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Citizenship: United States

Firebrand Partners, LLC

        The New Reporting Persons are Firebrand Partners, LLC ("Firebrand"); Glenn J. Krevlin; Krevlin Advisors, LLC ("Krevlin Advisors"); GJK Capital Management LLC ("GJK"), Glenill Capital LP ("Glenhill Capital"); Glenhill Capital Overseas GP, Ltd. ("Overseas GP"); and Glenhill Capital Overseas Master Fund, L.P. ("Overseas Master"). Glenhill Capital and Overseas Master are members of Firebrand. Glenn J. Krevlin is the managing member and control person of Krevlin Advisors and a director of Overseas GP. Krevlin Advisors is the managing member of GJK, and GJK is the general partner and control person of Glenhill Capital. Overseas GP is the general partner of Overseas Master.

        Firebrand is a Delaware limited liability company formed for the purpose of investing in shares of the Issuer. The address of its principal business office is 100 SouthPoint, No. 601, Miami, FL 33139. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenn J. Krevlin

(a)
Name: Glenn J. Krevlin

(b)
Address: 598 Madison Avenue, 12th Floor, New York, NY 10022

(c)
Principal Occupation: Founder and Managing Member of GJK Capital Advisors LLC and Krevlin Advisors, which have their principal place of business at 598 Madison Avenue, 12th Floor, New York, NY 10022

(d)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Citizenship: United States

Krevlin Advisors, LLC

        Krevlin Advisors is a Delaware limited liability company engaged in the business of investment management. The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY 10022. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GJK Capital Management, LLC

        GJK is a Delaware limited liability company engaged in the business of investment management. The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY 10022. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenhill Capital LP

        Glenhill Capital is a Delaware limited partnership. Glenhill Capital is a private investment vehicle formed for the purpose of investing and trading in a variety of securities and financial instruments. The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY 10022. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenhill Capital Overseas GP, Ltd.

        Overseas GP is a Cayman Islands exempted company formed for the purpose of being the general partner of Overseas Master. The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY 10022. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Glenhill Capital Overseas Master Fund, L.P.

        Overseas Master is a Cayman Islands exempted limited partnership. Overseas Master is a private investment vehicle formed for the purpose of investing and trading in a variety of securities and financial instruments. The address of its principal business office is 598 Madison Avenue, 12th Floor, New York, NY 10022. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

        Item 4 is supplemented as follows:

        On October 27, 2005, Scott Galloway submitted to the Issuer a demand letter with respect to his right, as a stockholder, to inspect the Issuer's stock records and minutes of the Issuer's Audit Committee. He also sent a courtesy copy of such demand letter to each member of the Audit Committee. Although Mr. Galloway and the other Reporting Persons resolved certain issues with the Issuer relating to the 2005 annual meeting of stockholders, the Reporting Persons remain concerned by the core issues that have caused disappointing financial and operational performance by the Issuer. Mr. Galloway is seeking the stock records to enable the Reporting Persons, if they determine it to be necessary or appropriate, to communicate in a lawful manner directly with other stockholders of the Issuer on matters of mutual interest, including matters related to the Issuer's financial results and performance by the Issuer's management and Board of Directors, including the Audit Committee. Such communications might include soliciting stockholder proxies or consents, but none of the Reporting Persons has a current plan to do so.

        Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j) of Item (4) of Schedule 13D. The Reporting Persons intend to maintain all available options to protect the value of their investment in the Issuer, however, and thus will continue to review their positions and may, at any time or from time to time, formulate plans or proposals with respect thereto.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2005

/s/ Scott Galloway Scott Galloway
/s/ R. Ian Chaplin* R. Ian Chaplin
/s/ Michael L. Meyer* Michael L. Meyer
Firebrand Partners, LLC
/s/ Scott Galloway Scott Galloway, Manager
/s/ Glenn J. Krevlin Glenn J. Krevlin
Krevlin Advisors, LLC
/s/ Glenn J. Krevlin Glenn J. Krevlin, Managing Member
GJK Capital Management, LLC
/s/ Glenn J. Krevlin Glenn J. Krevlin, Managing Member
Glenhill Capital LP
By:	GJK Capital Management, LLC, its General Partner
By:	Krevlin Advisors, LLC, its Managing Member
/s/ Glenn J. Krevlin Glenn J. Krevlin, Managing Member
Glenhill Capital Overseas GP, Ltd.
/s/ Glenn J. Krevlin Glenn J. Krevlin, Director
Glenhill Overseas Master Fund, L.P.
By:	Glenhill Capital Overseas GP, Ltd., its General Partner
/s/ Glenn J. Krevlin Glenn J. Krevlin, Director

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway Scott Galloway Attorney-in-Fact

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SIGNATURES